SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

We hereby inform our Shareholders and the market in general that the Shareholders' Meeting of subsidiary Furnas Centrais Elétricas S.A. ("Furnas") decided today to renew the concession of the Hydroelectric Power Plant Itumbiara ("HPP Itumbiara"), according to the Law No. 13,182/2015 and attractiveness of conditions laid down by Furnas.

Itumbiara HPP has an installed capacity of 2,082 MW and physical guarantee of 1,015 average MW. The final term of the concession, if it were not extended, close on February 26, 2020, as Generation Concession Agreement No. 004/2004 signed by Furnas Centrais Elétricas S.A.

Under Article 12 of Law 12,783/2013, the Granting Authority can anticipate the effects of generation concession extension in sixty (60) months of the advent of the contractual term, hypothesis on the dealer generation should promote reduction in the contracted amounts , as there will be allocating physical guarantee quota of energy and power of its hydroelectric plant to concessionaires and licensees of electricity distribution public service of the National Interconnected System - SIN.

So, if not extended the concession of UHE Itumbiara under Law No. 13,182/2015, as approved today by Furnas, the extension of the concession should take place in accordance with Law 12,783/2013 and Furnas only be remunerated, from 2016, tby the tariff calculated by the National Electric Energy Agency - ANEEL only for operating and maintaining the plant.

The Law 13,182/2015 brought the possibility of the concession of the HPP Itumbiara be extended for a period of thirty (30) years away from the deadline laid down in anticipation art. 12 of Law No. 12,783/2013 and considering different ways of remuneration, as we describe below:

The Law 13,182/2015 has enabled the renewal of the HPP Itumbiara since Furnas accept the conditions established.

Should be entered into electricity supply contracts among Furnas and end clients with consumer units located in the southeast/Midwest submarket, the industrial class, using the energy amounts linked to physical guarantee HPP Itumbiara, as shown below in the center of gravity of the submarket HPP Itumbiara, less electrical losses and domestic consumption (the "Supply Contract").

The energy supply contracts should have long-term characteristics, with supply starting in January 2016, January 2017 and January 2018 and ending on February 26, 2035.

MARKET ANNOUNCEMENT

From February 27 , 2030, the contracted amounts of energy will be reduced uniformly at the rate of 1/6 (one sixth) each year, subject to the supply of ending on February 26, 2035. The amounts of energy corresponding to the uniform reduction and annual of 1/6 (one sixth) above mentioned, will now be destinated for the allocation of quotas physical guarantee of energy and power to the concessionaires and permit holders of public electric power distribution of the National Interconnected System - SIN, in terms of art. 1 of Law No. 12,783/2013, as well as any uncontracted energy.

From February 27, 2035 and by the end of the new concession period of the HPP Itumbiara in 2050, all the physical guarantee of the Plant will be allocated to the allocation of physical guarantee quota of energy and power for utilities and service licensee’s electricity distribution public in the National Interconnected System - SIN.

Amounts of Itumbiara Physical guarantee for Sale at Auction

Year	(%) GF less losses and internal consumption	Amount in MWAVG
2016	20%	194,9
2017	50%	487,2
2018 a 2030	80%	779,5
2031	67%	649,6
2032	53%	519,7
2033	40%	389,8
2034	27%	259,8
2035	13%	129,9
After 2036	0%	0

MARKET ANNOUNCEMENT

The sale of electricity to industrial consumers should be conducted by Auction Sale of Energy (the "Auction"), subject to the guidelines of Law 13,182/2015 and the attractiveness of conditions set by Furnas, among which we highlight:

•         Reference Price: corresponding to the average price of power supply contracts added on July 1, 2015 by another subsidiary of Eletrobras, Companhia Hidrolétrica de São Francisco – Chesf within the Hydroelectric plant Sobradinho (corresponding to R$ 135,00/MWh, August 2015 basis), plus 5.4%, adjusted by the National Index of Consumer Price - IPCA, or other official index that may replace it, from August 2015 until the month of the Auction;

•         Selection criteria will be the highest price offered;

•         The sale of energy in the Auction to be held by Furnas have to reach the minimum 300 MW.

MARKET ANNOUNCEMENT

According to Law 13,182 / 2015, Furnas is authorized to participate in the Energy Fund Southeast and Midwest (the "FESC"), in order to provide funds for the implementation of power projects, subject to the minimum 50% percent (fifty percent) in the southeast and Midwest. The FESC resources will come from the difference between (i) the Furnas revenues from above mecionados supply contracts and (ii) Revenue Generation Annual - RAG to be set for the HPP Itumbiara, felled taxes and charges, according to the following schedule:

Percentage to be posted on the FESC

Percentage	Period
88%	02/27/2020 to 02/26/2030
100%	02/27/2030 to 02/26/2035

The FESC resources will be of Furnas ownership and will be allocated for the implementation of electricity projects through special purpose entities in which Furnas holds a shareholding participation of up to 49% (forty-nine percent), and for selecting these projects, profitability must meet at least the cost of capital established by Eletrobras.

Eletrobras will keep the market informed about the matter referred to in this Notice to the Market.

Rio de Janeiro, January 7, 2016.

Armando Casado de Araújo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.